
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III⁑

SEC FILE NUMBER
8-53569

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 AND ENDING 12/31/2024
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eureka Capital Markets, LLC **SEC Mail Processing**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

MAR 03 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Avenue, Suite 902

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lana Simkina	(646) 277-8428	lana.simkina@eurekacap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC

(Name – if individual, state last, first, and middle name)

733 State Route 35	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

1/6/2010	PCAOB # 3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Svetlana Simkina _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eureka Capital Markets, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

Notary Public

SEC Mail Processing

MAR 03 2025

Washington, DC

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Eureka Capital Markets, LLC
(A Limited Liability Company)

Statement on Financial Condition

Year Ended December 31, 2024

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	759,577
Total assets	$	759,577

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	451
Due to Parent		30,111
Total liabilities		30,562
Member's equity		729,015
Total liabilities and member's equity	$	759,577

The accompanying notes are an integral part of these financial statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Eureka Capital Markets, LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP" or the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The individual member's liability is limited to capital contributed. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, Employee Stock Ownership Plan ("ESOP") transactions, business restructurings, capital raising and other corporate finance assignments.

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts for customers and (3) does not carry Proprietary Accounts of Broker-Dealers ("PAB").

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 "Revenue from contracts with Customers". Revenues are recognized when there is transfer of services to customers in an amount that reflects the consideration which the Company expects to be entitled to in exchange for these services and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client. Fees received that are earned only upon a contingent event are recorded as deferred revenue until the event occurs.

Note 1 - Business and summary of significant accounting policies (continued):

Current Expected Credit Loss:

The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For short-term accounts receivable, the guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. As of both January1, 2024 and December 31, 2024, the company had no allowance for credit losses. As of January 1, 2024, the Company had accounts receivable of $50,000.

Income taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to an expense sharing agreement with ECP, UBT allocated to the Company, is subject to an apportionment formula, that is determined basis on of its separate taxable income. UBT tax of $4,751 was apportioned to the Company for the year ended December 31, 2024.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. The Company had no material deferred tax assets or liabilities at December 31, 2024.

Note 1 - Business and summary of significant accounting policies (continued):

Income taxes (continued):

The Company has no unrecognized tax benefits as of December 31, 2024. The Company's Federal and state income tax returns prior to fiscal year 2021 are no longer subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2024.

Marketing:

Marketing costs are expensed as incurred. Marketing expense totaled $5,795 for the year ended December 31, 2024.

Segment Information:

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for public entities, including broker-dealers, for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are included in Note 7– Segment Information.

Note 2 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2024 were paid by ECP. The Company and ECP have an expense sharing agreement, as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP monthly for operating expenses related to its broker-dealer activities. The Company's share of operating expenses for the year ended December 31, 2024 was approximately 64% of the total costs for marketing, communications, travel and entertainment, professional fees, certain taxes, office supplies, rent, dues and subscriptions, insurance, outside services and other miscellaneous expenses and approximately 60% of total compensation and benefits costs. Certain referral fees, insurance, regulatory, taxes and other fees related to its broker-dealer activities are paid directly by the Company. In July 2024, the monthly management fee the Company paid to ECP was increased from $50,000 to $145,000. To properly reimburse ECP for the Company's share of expenses for the year ended December 31, 2024, the monthly unpaid management fees, reimbursable expenses and commission paid directly by

Note 2 - Related party transactions (continued):

ECP, totaling $30,111. The total amount of expenses allocated to the Company from fee decreased to $30,111 in December 2024. The Company shares office space with ECP. ECP has allocated rent expense of $110,866 to the Company for the year ended December 31, 2024. At December 31, 2024, due to Parent consisted of ECP included in the accompanying statement of income is $1,055,111 for the year ended December 31, 2024.

Note 3 - Commissions payable:

Commissions are due and paid only when the related accounts receivable have been collected by the Company. As of December 31, 2024, there were no outstanding commissions payable.

Note 4 - Concentration of credit risk:

The Company's top three clients accounted for approximately 88% of the Company's revenues for the year ending December 31, 2024.

Cash and cash equivalents:

Cash and cash equivalents are comprised of cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months. Accounts with financial institutions subject the Company to concentration of credit risk. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. On December 31, 2024, the Company had $509,577 of cash and cash equivalents in excess of FDIC insurance limits.

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio exceeds 10 to 1. The dollar amount of net capital required to be maintained is the greater of six and two thirds of aggregate indebtedness, as defined, or $5,000. On December 31, 2024, the Company had net capital of $729,015 which was $726,978 in excess of its required net capital of $2,037. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

Note 6 – Subsequent events:

The Company has evaluated events and transactions that occurred between December 31, 2024 and February 28, 2025, which is the date the financial statements were available to be issued, that could potentially require disclosure or recognition in the financial statements. The Company determined that no such subsequent events had occurred during this period.

Note 7 – Segment information:

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing financial advisory services to selected clients with respect to M&A transactions, ESOP transactions, business restructurings, capital raising and other corporate finance assignments. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole. As the Company has only one operating segment, no additional segment level information is required to be disclosed under the provisions of ASC 280.

The accompanying statement of operations presents the segment revenue and expenses of this single reporting segment. All reported revenues were earned from external customers. All revenues and expenses are allocated to the Company's broker-dealer activities.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.





Ad3ptus

Adeptus Partners, LLC
390 N Broadway, Suite 120
Jericho, NY 11753
Phone: 516.354.8877
Fax: 929.562.2152
www.AdeptusAdvisors.com

Report of Independent Registered Public Accounting Firm

To the Member of
Eureka Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eureka Capital Markets, LLC's management. Our responsibility is to express an opinion on Eureka Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eureka Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Eureka Capital Markets, LLC's auditor since 2022.

Adeptus Partners, LLC

Jericho, NY
February 27, 2025

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